UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

Commission File Number: 001-13944

NORDIC AMERICAN TANKER SHIPPING LIMITED

(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 are management’s discussion and analysis of financial condition and results of operations and the condensed financial statements of Nordic American Tanker Shipping Limited (the “Company”), as of and for the nine months ended September 30, 2009.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 ASR (Registration No. 333-162171) filed on September 28, 2009.

EXHIBIT 1

NORDIC AMERICAN TANKER SHIPPING LIMITED (NAT)

As used herein, “we,” “us,” “our” and “the Company” all refer to Nordic American Tanker Shipping Limited. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months Ended September 30, 2009

General

We are an international tanker company that, as of September 30, 2009, owned or agreed to acquire 16 modern double-hull Suezmax tankers averaging approximately 155,000 deadweight tons, or dwt, each, two of which are newbuildings that we expect to take delivery of in 2010. We were formed in June 1995 for the purpose of acquiring and chartering three double-hull Suezmax tankers that were built in 1997. We have bareboat chartered one of our original three vessels to Gulf Navigation Company LLC, or Gulf Navigation, of Dubai, U.A.E. for a term of five years at a fixed rate charterhire, subject to two one-year extensions at Gulf Navigation’s option. The last one-year option was not exercised, thus the vessel is scheduled to be redelivered to us in November 2010. We acquired our fourth vessel in November 2004, our fifth and sixth vessels in March 2005, our seventh vessel in August 2005, our eighth vessel in November 2005, our ninth vessel in April 2006, our tenth and eleventh vessel in November 2006, our twelfth vessel in December 2006. In November 2007, we agreed to acquire two Suezmax newbuildings from First Olsen Ltd. for a price at delivery of $90 million per vessel. The vessels are to be built at the Bohai Shipyard in China. We acquired our fifteenth vessel in February 2009 and the sixteenth vessel in July 2009.

Current fleet list as of January 21, 2010:

Vessel Name	Employment	Built	Dwt	Delivered to NAT
Gulf Scandic	Bareboat	1997	151,475	August 1997
Nordic Hawk	Spot	1997	151,475	October 1997
Nordic Hunter	Spot	1997	151,400	December 1997
Nordic Voyager	Spot	1997	149,591	November 1997
Nordic Fighter	Spot	1998	153,328	March 2005
Nordic Discovery	Spot	1998	153,328	August 2005
Nordic Saturn	Spot	1998	157,332	November 2005
Nordic Jupiter	Spot	1998	157,411	April 2006
Nordic Sprite	Spot	1999	147,188	February 2009
Nordic Moon	Spot	2002	159,999	November 2006
Nordic Grace	Spot	2002	149,921	July 2009
Nordic Mistral	Spot	2002	163,548	November 2009
Nordic Cosmos	Spot	2003	159,998	December 2006
Nordic Apollo	Spot	2003	159,999	November 2006
Nordic Freedom	Spot	2005	163,455	March 2005
Nordic Passat		2002	163,000	Expected delivery by March 1, 2010
Nordic Galaxy		2010	158,480	Expected delivery by May 2010
Nordic Vega		2010	158,480	Expected delivery by August 2010

As of September 30, 2009, we employed 13 of the 14 operating vessels in the spot market or on spot market-related time charters, while one vessel was on a long-term fixed rate bareboat charter.

Recent Developments

On October 5, 2009, we announced an agreement to acquire from an unaffiliated third party, a 2002-built, modern double-hull Suezmax tanker with a carrying capacity of 164,236 dwt for an aggregate purchase price of $51.5 million, for which we have paid a deposit of $5.2 million. The Company took delivery of the vessel on November 17, 2009. The vessel was financed by cash on hand, and is operating in the spot market or on spot-related time charters.

On November 7, 2009, we announced an agreement to acquire from an unaffiliated third party, a 2002-built, modern double-hull Suezmax tanker with a carrying capacity of 164,274 dwt for an aggregate purchase price of $51.5 million, for which we have paid a deposit of $5.2 million. The vessel is expected to be delivered to us no later than March 1, 2010, and will be financed by cash on hand. The vessel is expected to be operated in the spot market or on spot-related time charters.

The two Suezmax newbuildings to be built at Bohai Shipyard were originally scheduled for delivery by the end of December 2009 and April 2010, respectively. The sellers have advised that the expected delivery of the two vessels will be by the end of May 2010 and August 2010, respectively. The remaining installments to be paid for the newbuildings amount to $136.2 million.

In November 2009, the Company’s board of directors declared a dividend of $0.10 per share in respect of the third quarter of 2009. The dividend was paid on December 4, 2009 to shareholders of record as of November 23, 2009.

Our Charters

It is our policy to operate our vessels either in the spot market, on spot-related time charters, or on bareboat charters. Our goal is to take advantage of potentially higher market rates with spot market-related rates and voyage charters. We currently employ 14 of our 15 operating vessels in the spot market or on spot market-related time charters and may consider charters at fixed rates depending on market conditions. Following the redelivery of the Gulf Scandic scheduled for November 2010, we expect to operate the vessel in the spot market.

Cooperative Arrangements

We currently employ 14 of our 15 operating vessels in spot market cooperative arrangements with other vessels that are not owned by us. The vessels are operated in the spot market under our supervision. These arrangements are managed and operated by Stena Bulk AB, a Swedish group, and by Frontline Chartering Services Inc, both of which are third party administrators. The administrators are responsible for the commercial management of the participating vessels, including marketing, chartering, operating and purchasing bunker (fuel oil) for the vessels. The participants, including us, remain responsible for all other costs including the financing, insurance, crewing and technical management of the relevant vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of each vessel and the actual earning days each vessel was available during the period.

Spot Charters

During the nine months ended September 30, 2009, we temporarily operated four vessels in the spot market, other than in cooperative arrangements. Tankers operating in the spot market are typically chartered for a single voyage which may last up to several weeks. Tankers operating in the spot market may generate increased profit during a period of strong tanker rates, while tankers on fixed rate time charters generally provide more predictable cash flows.

Under a typical voyage charter in the spot market, we are paid freight on the basis of moving cargo from a loading port to a discharging port. We are responsible for paying both operating costs and voyage costs and the charterer is responsible for any delay at the loading or discharging ports.

Bareboat Charters

We have chartered one of our vessels, the Gulf Scandic, under a bareboat charter to Gulf Navigation, for a five-year term that was scheduled to terminate in the fourth quarter of 2009, subject to two one-year extensions at Gulf Navigation’s option. Gulf Navigation exercised its first one-year option and extended the charter for one additional year through the fourth quarter of 2010. The last one-year option was not exercised, thus the vessel is scheduled to be redelivered to us in November 2010. Under the terms of this bareboat charter, Gulf Navigation is contractually obligated to pay a fixed charterhire of $17,325 per day for the entire charter period. During the charter period, Gulf Navigation is responsible for operating and maintaining the vessel and is responsible for covering all operating costs and expenses with respect to the vessel.

Operating Results

For the nine months period ended September 30, 2009, our only source of revenue was from the 14 vessels we owned and operated during the period. Of these 14 vessels, nine vessels operated on spot-related time charters through cooperative arrangements, four vessels operated on spot-related time charters through cooperative arrangements and in the spot market, and one vessel operated on bareboat charter at a fixed charterhire rate.

We present our statements of operations using voyage revenues and voyage expenses. Under a bareboat charter, the charterer pays substantially all of the vessel voyage and operating costs. Under a spot market-related time charter, the charterer pays substantially all of the vessel voyage costs and the vessel owner pays the operating costs. Under a spot charter, the vessel owner pays all vessel voyage and operating costs. Vessel voyage costs consist primarily of fuel, port charges and commissions. Operating costs consist primarily of vessel maintenance, crewing, regulatory compliance and insurance.

Since the amount of voyage expenses that we incur for a charter depends on the type of the charter, we use net voyage revenues to provide comparability among the different types of charters. Net voyage revenue, a non-GAAP financial measure, provides more meaningful disclosure than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States of America, or U.S. GAAP. Net voyage revenues divided by the number of days on the charter provides the Time Charter Equivalent, or TCE, rate. TCE is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company’s method of calculating TCE is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s earnings performance. For bareboat charters, operating costs must be added in order to calculate TCE rates. Net voyage revenues and TCE rates are widely used by investors and analysts in the tanker shipping industry for comparing the financial performance of companies and for preparing industry averages.

The following table reconciles our net voyage revenues to voyage revenues.

	Nine Months Ended September 30,
All figures in USD ‘000	2009 Unaudited	2008 Unaudited	Variance

Voyage Revenue	97,525	187,129
Voyage Expenses	(5,735)	(9,689)

Net Voyage Revenue	91,790	177,440	-48.3%

Vessel Operating Days	3,583	3,288
Vessel Revenue Days (1)	3,519	3,158

Off-hire Days	64	130	-50.7%

(1)	Revenue days consist of 273 days related to the one vessel employed on bareboat charter and 3,246 days related to vessels employed in the spot market or on spot market-related time charters.

Our voyage revenues decreased 47.9% to $97.5 million for the nine months ended September 30, 2009, from $187.1 million for the nine months ended September 30, 2008. Voyage expenses decreased 41.2% to $5.7 million for the nine months ended September 30, 2009, from $9.7 million for the nine months ended September 30, 2008. Net voyage revenues decreased 48.3% to $91.8 million for the nine months ended September 30, 2009, from $177.4 million for the nine months ended September 30, 2008. The decrease in net voyage revenues was primarily a result of the decrease in average TCE rates. The table below reconciles our TCE rate to voyage revenue.

	Nine Months Ended September 30,
All figures in USD ‘000	2009 Unaudited		2008 Unaudited

Voyage Revenue		97,525		187,129
Less Bareboat Revenue		(4,730)		(4,747)

Less Voyage Expenses		(5,735)		(9,689)

Time Charter Equivalent Revenue		87,060		172,693

Available Days		3,519		3,158
Less Bareboat days		(273)		(273)

Available Days - spot market		3,246		2,885

Time Charter Equivalent Rate per day	~$	26,800	~$	59,900

The average TCE rate for our vessels employed on spot market-related rates for the nine months ended September 30, 2009 was $26,800 per day per vessel compared to $59,900 per day per vessel for the nine months ended September 30, 2008. The tanker spot market rates and TCE rates are determined by, among other things, the demand for the carriage of oil and the distance the oil is to be carried, measured in ton miles and the supply of vessels to transport that oil.

For the nine months ended September 30, 2009, the total off-hire was 64 days compared to 130 days for the nine months ended September 30, 2008. The 64 days off-hire for the nine months ended September 30, 2009 were a result of 15 days of planned drydockings and of 49 days unplanned technical off-hire. The 130 days off-hire for the nine months ended September 30, 2008 were a result of 111 days of planned drydockings and of 19 days unplanned technical off-hire.

Vessel operating expenses, excluding depreciation expense, were $31.9 million for the nine months ended September 30, 2009, compared to $26.9 million for the nine months ended September 30, 2008, an increase of 18.6%. The increase in vessel operating expenses was primarily a result of the expansion of the fleet by two additional Suezmax tankers in February 2009 and July 2009, respectively. In addition, the Company experienced increased crew cost, lubricating oil costs and repair and maintenance costs during the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008.

General and administrative expenses were $13.3 million for the nine months ended September 30, 2009, compared to $10.8 million for the nine months ended September 30, 2008. The general and administrative expenses for the nine months ended September 30, 2009 include a non-cash charge of $5.2 million of share-based compensation to our manager, Scandic American Shipping Ltd., or our Manager, for shares related to the follow-on offering in January 2009 and May 2009, and a cost of $2.0 million related to the deferred compensation plan for the Company’s Chief Executive Officer. The general and administrative expenses for the nine months ended September 30, 2008 include a non-cash charge of $3.5 million of share-based compensation to our Manager, for shares related to the follow-on offering in May 2008, and a cost of $1.4 million related to the deferred compensation plan for the Company’s Chief Executive Officer. Pursuant to our management agreement, our Manager has a right to ownership of 2% of the Company’s total outstanding shares. In addition, we reimburse our Manager for administrative expenses and pay our Manager an annual fixed fee of $265,000.

Depreciation expense increased 13.2% to $40.4 million for the nine months ended September 30, 2009, from $35.7 million for the nine months ended September 30, 2008. The increase in depreciation expense is primarily due to expansion of the fleet and to amortization of drydocking costs incurred in 2008.

Total other expenses decreased to $0.9 million for the nine months ended September 30, 2009, compared to $2.3 million for the nine months ended September 30, 2008, a decrease of 60.9%. The decrease is primarily due to repayment of debt and lower interest rates. As of September 30, 2009 and as of September 30, 2008, the Company had no debt.

Liquidity and Capital Resources

Cash flows provided by operating activities decreased 52.7% for the nine months ended September 30, 2009 to $41.3 million from $87.3 million for the same period in 2008. Decrease in cash flows provided by operating activities is primarily a result of the decrease in average TCE rates, an increase in vessel operating expenses such as crew cost, lubricating oil costs and repair and maintenance costs, timing of payments of revenues and drydocking payments.

Cash flows used in investing activities increased to $114.9 million for the nine months ended September 30, 2009, from $10.1 million for the nine months ended September 30, 2008. The investing activities consist primarily of payments made in connection with the delivery of Nordic Sprite in February 2009 and Nordic Grace in July 2009.

Cash flows provided by financing activities for the nine months ended September 30, 2009 increased to $130.5 million compared to cash flows used for financing activities of $59.5 million for the nine months ended September 30, 2008. This increase is due to higher proceeds from the issuance of common stock and lower dividend payments, offset by lower repayment of debt.

The Company had no long-term debt outstanding as of September 30, 2009. As of the date of this report, the Company has no long-term debt outstanding.

The Company believes that its working capital is sufficient to fund its ongoing operations and commitments for capital expenditures.

Balance Sheets

All figures in USD ‘000, except share and per share amount

	Notes	September 30, 2009 Unaudited	December 31, 2008
ASSETS
Current Assets
Cash and Cash Equivalents		88,265	31,378
Accounts Receivable, net $0 allowance at September 30, 2009 and December 31, 2008		21,070	40,335
Voyages in Progress		2,227	—
Deposit on Contract		18,000	—
Prepaid Expenses and Other Assets		33,787	22,406

Total Current Assets		163,349	94,119

Non-current Assets
Vessels, Net		784,800	707,853
Deposit on Contract		—	9,000
Other Non-current Assets		9,895	2,906

Total Non-current Assets		794,695	719,759

Total Assets		958,044	813,878

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts Payable	2	4,721	1,947
Deferred Revenue		537	449
Accrued Liabilities		4,139	3,817

Total Current Liabilities		9,397	6,214

Long-term Debt	3	—	15,000
Deferred Compensation Liability		6,090	4,078

Total Liabilities		6,090	25,292

Commitments and Contingencies
		—	—
SHAREHOLDERS’ EQUITY
Common Stock, par value $0.01 per Share;		422	344
51,200,000 shares authorized, 42,204,904 shares issued and outstanding and 34,373,271 shares issued and outstanding at September 30, 2009 and December 31, 2008, respectively

Additional Paid-in Capital		954,065	905,262
Retained Earnings		(11,930)	(117,020)

Total Shareholders’ Equity	4	942,557	788,586

Total Liabilities and Shareholders’ Equity		958,044	813,878

The footnotes are an integral part of these condensed financial statements.

Statements of Operations

All figures in USD ‘000, except share and per share amount

		Nine Months Ended September 30,
	Notes	2009 Unaudited	2008 Unaudited
Voyage Revenues		97,525	187,129
Voyage Expenses		(5,735)	(9,689)
Vessel Operating Expenses - excluding depreciation expense presented below		(31,947)	(26,918)
General and Administrative Expenses	2, 6	(13,257)	(10,829)
Depreciation Expense		(40,395)	(35,731)

Net Operating Income		6,191	103,962

Interest Income		520	799
Interest Expense	3	(1,363)	(2,942)
Other Financial Expense		(68)	(173)

Total Other Expense		(911)	(2,316)

Net Income		5,280	101,646

Basic Earnings per Share		0.13	3,16

Diluted Earnings per Share		0.13	3.15

Basic Weighted Average Number of Common Shares Outstanding		39,857,965	32,190,342
Diluted Weighted Average Number of Common Shares Outstanding		39,961,992	32,270,384

The footnotes are an integral part of these condensed financial statements.

Statements of Cash Flows

All figures in USD ‘000

	Nine Months Ended September 30,
	2009 Unaudited	2008 Unaudited
Cash Flows from Operating Activities
Net Income	5,280	101,646

Reconciliation of Net Income to Net Cash Provided by Operating Activities
Depreciation Expense	40,395	35,731
Amortization of Deferred Finance Costs	490	455
Deferred Compensation Liability	2,012	1,421
Compensation - Restricted Shares	180	854
Share-based Compensation	3,016	3,578
Capitalized Interest	123	(575)

Changes in Operating Assets and Liabilities:
Accounts Receivables	19,265	(49,613)
Accounts Payable and Accrued Liabilities	2,683	(332)
Drydocking Expenditures	(1,929)	(16,872)
Prepaid and Other Assets	(20,048)	3,255
Voyages in Progress	(2,227)	7,753
Other Non-current Assets	(7,936)	—

Net Cash Provided by Operating Activities	41,304	87,301

Cash Flows from Investing Activities
Investment in Vessels	(114,912)	(10,068)

Net Cash Used in Investing Activities	(114,912)	(10,068)

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	236,705	158,906
Proceeds from Use of Credit Facility	61,000	10,000
Repayments on Credit Facility	(76,000)	(115,500)
Payments for Credit Facility Costs	—	(2,316)
Dividends Paid	(91,210)	(110,545)

Net Cash provided by (Used in) Financing Activities	130,495	(59,455)

Net Increase in Cash and Cash Equivalents	56,887	17,778

Cash and Cash Equivalents at the Beginning of Period	31,378	13,342

Cash and Cash Equivalents at the End of Period	88,265	31,120

NORDIC AMERICAN TANKER SHIPPING LIMITED

Notes to the Condensed Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements for Nordic American Tanker Shipping Ltd. (the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2008.

2. SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies is identified in Note 2 of the Company’s financial statements for the year ended December 31, 2008 included in the Company’s Annual Report on Form 20-F. There have been no changes to the Company’s significant accounting policies other than noted below.

Recent Accounting Pronouncements:

In March 2008, the Financial Accounting Standards Board (“FASB”) issued “Disclosures about Derivative Instruments and Hedging Activities”, which requires enhanced disclosures in respect of derivative instruments and hedging activities. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. As this guidance relates only to expanded disclosure requirements, the Company’s adoption of this guidance did not have an impact on its financial position, results of operations or cash flows.

In April 2009, the FASB issued new guidance for interim disclosures about the fair value of financial instruments, which amended previous guidance to require disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The guidance also requires those disclosures in summarized financial information at interim reporting periods. The new guidance is effective for interim periods ending after June 15, 2009. The adoption of the above mentioned guidance in the second quarter of 2009 did not have an impact on the Company’s financial statements.

In May 2009, the FASB issued “Subsequent Events”, which provides guidance on management’s assessment of subsequent events. The new guidance:

•

Clarifies that management must evaluate, as of each reporting period (i.e. interim and annual), events or transactions that occur after the balance sheet date “through the date that the financial statements are issued or are available to be issued.”

•

Does not change the recognition and disclosure requirements in AICPA Professional Standards, AU Section 560, “Subsequent Events” (“AU Section 560”) for Type I and Type II subsequent events; however, the guidance refers to them as recognized (Type I) and non-recognized subsequent events (Type II).

•

Requires management to disclose, in addition to the disclosures in AU Section 560, the date through which subsequent events have been evaluated and whether that is the date on which the financial statements were issued or were available to be issued.

•

Indicates that management should consider supplementing historical financial statements with the pro forma impact of non-recognized subsequent events if the event is so significant that disclosure of the event could be best made through the use of pro forma financial data.

This new guidance is effective prospectively for interim or annual financial periods ending after June 15, 2009. Adoption of this new guidance in the second quarter of 2009 did not have significant impact on the Company’s financial statements.

In June 2009, the FASB issued new guidance with regards to the consolidation of variable interest entities (“VIE”). This guidance eliminates Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose

NORDIC AMERICAN TANKER SHIPPING LIMITED

Notes to the Condensed Financial Statements—(Continued)

entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This guidance also contains a new requirement that any term, transaction or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying Interpretation 46(R)’s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. This new guidance will be effective January 1, 2010. The adoption of this pronouncement is not expected to have a material impact on the Company’s financial position and results of operations.

In June 2009, the FASB issued “Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (the “Codification”) which became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification’s content carries the same level of authority, effectively superseding previous guidance. In other words, the GAAP hierarchy was modified to include only two levels of GAAP: authoritative and non-authoritative. The guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the Codification in the third quarter of 2009, which did not have an impact on the Company’s financial statements.

3. RELATED PARTY TRANSACTIONS

In June 2004, the Company entered into a Management Agreement with Scandic American Shipping Ltd. (“Scandic” or the “Manager”). The Manager is owned by a company controlled by the Chairman and Chief Executive Officer of the Company, Mr. Herbjørn Hansson. The Manager has assumed commercial and operational responsibility of the Company’s vessels and is required to manage the Company’s day-to-day business subject, always, to the Company’s objectives and policies as established by the Board of Directors. For its services under the Management Agreement, the Manager is entitled to the cost incurred plus a management fee equal to $265,000 per annum. The Manager also has a right to own 2% of the Company’s total outstanding shares under conditions as described under Note 6. As of September 30, 2009, the Manager owns, together with its owners, 1.84% of the Company’s shares. The Management Agreement expires in 2019 with extension to follow.

The Company recognized $3.8 million and $3.0 million of total costs for services provided under the Management Agreement for the nine months ended September 30, 2009 and 2008, respectively. Additionally, the Company recognized $5.2 million and $3.5 million in non-cash share-based compensation expense for the nine months ended September 30, 2009 and September 30, 2008, respectively. All of these costs are included in “General and Administrative Expenses” within the statement of operations. The related party balances included within “Accounts Payable” were $1.0 million and $0.6 million for the nine months ended September 30, 2009 and 2008, respectively.

Mr. Jan Erik Langangen, Executive Vice President of the Manager, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides legal services to the Company. The Company recognized $86,127 and $87,410 in costs for the nine months ended September 30, 2009 and 2008, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in “General and Administrative Expenses” within the statement of operations. The related party balances included within “Accounts Payable” were $0 and $19,548 at September 30, 2009 and 2008, respectively.

4. LONG-TERM DEBT

In September 2005, the Company entered into a $300 million revolving credit facility, which is referred to as the 2005 Credit Facility. The 2005 Credit Facility became effective as of October 2005 and replaced the previous credit facility from October 2004, a portion of which was set to mature in October 2005.

The 2005 Credit Facility provides funding for future vessel acquisitions and general corporate purposes. The 2005 Credit Facility cannot be reduced by the lender and there is no repayment obligation of the principal during the five year term. Amounts borrowed under the 2005 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin between 0.70% and 1.20% (depending on the loan to vessel value ratio). The Company pays a commitment fee of 30% of the applicable margin on any undrawn amounts.

NORDIC AMERICAN TANKER SHIPPING LIMITED

Notes to the Condensed Financial Statements—(Continued)

In September 2006, the Company increased the 2005 Credit Facility to $500 million. The other material terms of the 2005 Credit Facility remained unchanged.

In April 2008, the Company extended the term of the 2005 Credit Facility to 2013. All other terms are unchanged. The Company paid a fee in the amount of $2.3 million for the extension of the term from 2010 to 2013. This amount will be amortized over the new term of the facility.

Borrowings under the 2005 Credit Facility are secured by mortgages over the Company’s vessels and assignment of earnings and insurance. The Company is permitted to pay dividends in accordance with its dividend policy as long as it is not in default under the 2005 Credit Facility.

The Company had no long-term debt outstanding as of September 30, 2009. The Company was in compliance with its loan covenants as of September 30, 2009. As of the date of this report, the Company has no long-term debt outstanding.

5. SHAREHOLDERS’ EQUITY

Par value of the Company’s common shares is $0.01. At September 30, 2009, the number of shares issued and outstanding was 42,204,904.

	September 30, 2009
Amounts in USD ’000 except share data	Number of shares	Shareholders’ equity
At January 1, 2009	34,373,271	788,586
Issuance of Common Shares	7,675,000	236,704
Share-based Compensation	156,633	5,227
Stock Incentive Plan	—	(2,030)
Net income	—	5,280
Dividend declared and paid	—	(91,210)

At September 30, 2009	42,204,904	942,557

Included in Additional Paid in Capital is the Company’s Share Premium Fund as defined by Bermuda Law. The Share Premium Fund cannot be distributed without complying with certain legal procedures designed to protect the creditors of the Company. The Share Premium Fund was $0 million for the nine months ended September 30, 2009 and 2008, respectively.

As of September 30, 2009, 42,204,904 shares were issued and outstanding, which included 762,098 restricted shares issued to the Manager and 16,700 restricted shares issued to employees and non-employees as described in Note 6.

On June 19, 2009, at the Company’s Annual General Assembly Meeting, shareholders voted to reduce the Share Premium Fund by the amount of $236.7 million. The legal procedures related to this reduction were finalized on August 12, 2009.

In August 2009, the Company announced the cancellation of all stock options granted under the 2004 Stock Incentive Plan as described in Note 6.

6. COMPREHENSIVE INCOME

For the nine months ended September 30, 2009 and 2008, total comprehensive income is equal to net income.

7. SHARE-BASED COMPENSATION

Prior to December 31, 2004, the Management Agreement provided that the Manager would receive 1.25% of any gross charterhire paid to the Company. In order to further align the Manager’s interests with those

NORDIC AMERICAN TANKER SHIPPING LIMITED

Notes to the Condensed Financial Statements—(Continued)

of the Company, the Manager agreed to amend the Management Agreement, effective October 12, 2004, to eliminate this payment, and the Company agreed to issue to the Manager restricted common shares equal to 2% of its outstanding common shares at par value of $0.01 per share. Any time additional common shares are issued, the Manager is entitled to receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of total outstanding common shares. During the nine months ended September 30, 2009, the Company issued to the Manager 156,633 restricted shares at an average fair value of $33.36. For the nine months ended September 3, 2008, the Company issued to the Manager 87,959 restricted shares at an average fair value of $39.46. These restricted shares are non-transferable for three years from issuance.

2004 Stock Incentive Plan

Under the terms of the Company’s 2004 Stock Incentive Plan (the “Plan”), the directors, officers and certain key employees of the Company and the Manager are eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units, performance shares and phantom stock units. A total of 400,000 common shares are reserved for issuance upon exercise of options, as restricted share grants or otherwise under the Plan. Included under the 2004 Stock Incentive Plan are options to purchase common shares at an exercise price equal to $38.75, subject to annual downward adjustment if the payment of dividends in the related fiscal year exceeds a 3% yield calculated based on the initial strike price. During 2005, the Company granted an aggregate of 320,000 stock options under the terms of the Plan, with an initial exercise price equal to $38.75 per share, subject to annual downward adjustment if the payment of dividends in the related fiscal year exceeds a 3% yield calculated based on the initial strike price. These options vest in equal installments on each of the first four anniversaries of the grant dates. During 2006, the Company granted an aggregate of 16,700 restricted shares. No stock options were granted in 2006. During 2007, the Company granted 10,000 stock options to a newly elected Board member with an initial exercise price equal to $35.17 per share, subject to annual downward adjustment if the payment of dividends in the related fiscal year exceeds a 3% yield calculated based on the initial strike price. During 2008, a former Board member cancelled his stock incentive award in agreement with the Company and received compensation of $100,000.

In August 2009, the Company announced the cancellation of all stock options granted under the 2004 Stock Incentive Plan to its directors, to the Chairman and Chief Executive Officer, to employees of the Company and to employees of its manager. The stock options were cancelled in exchange for a payment equal to the difference between strike price of the options and the closing price of $30.70 per share for the Company’s shares on the New York Stock Exchange August 13, 2009. The compensation of $7.23 per option results in a cash outlay of $2.3 million for the Company, which was covered by cash on hand. There are no more stock options outstanding under the Company’s Stock Incentive Plan.

	Number of shares	Weighted average exercise price
Options outstanding at January 1, 2009	320,000	$24.81
Options granted	—	—
Options forfeited or expired	320,000	$30.70
Options exercised	—	—
Options outstanding at September 30, 2009	—	—
Options exercisable at September 30, 2009	—	—

8. SUBSEQUENT EVENTS

In October 2009, the Company agreed to acquire its seventeenth vessel, the Nordic Mistral, a 2002-built double-hull Suezmax tanker with a carrying capacity of 164,236 dwt, for an aggregate purchase price of $51.5 million. The vessel was delivered to the Company in November 2009 and is also currently employed in the spot market pursuant to a cooperative arrangement with third parties.

In November 2009, the Company agreed to acquire its eighteenth vessel, a 2002-built Suezmax tanker with a carrying capacity of 164,274 dwt, for an aggregate purchase price of $51.5 million. The vessel is expected to be delivered to us no later than March 1, 2010 and is expected to be employed in the spot market or on spot market-related charters.

NORDIC AMERICAN TANKER SHIPPING LIMITED

Notes to the Condensed Financial Statements—(Continued)

In November 2009, the Company’s board of directors declared a dividend of $0.10 per share in respect of the third quarter of 2009. The dividend was paid on December 4, 2009 to shareholders of record as of November 23, 2009.

Management has evaluated subsequent events through January 20, 2010, the date on which the financial statements were issued.

* * * * *

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to piracy, accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: January 21, 2010	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, Chief Executive Officer and President